## Contact

www.linkedin.com/in/rob-creighton-3572702 (LinkedIn)
www.windlift.com (Company)

### Top Skills

Business Strategy
Comparative Genomics
Science Communication

### Languages

English

# Rob Creighton

Founder and CEO at Windlift
Durham, North Carolina, United States

## Summary

Windlift is an integrated Deeptech, AI, and Aerospace product development company based in Durham, North Carolina. We use machine intelligence, composite design, and advanced power electronics to build airborne power generators (APGs). APGs are set to disrupt offgrid and offshore electricity generation by using 95% less material when compared to competing energy technologies. This will allow a profound increase in mobility and energy density while saving our customers time and money.

Since 2010, Windlift has been awarded over $24 million in research, development, technology, and evaluation (RDT&E) contracts from the United States Departments of Energy and Defense. We are currently working on a Phase III SBIR contract with the Naval Research Laboratory (NRL) under the sponsorship of The Office of the Deputy Assistant Secretary of Defense for Environment and Energy Resilience  - Operational Energy Capability Improvement Fund (DASD-E&ER-OECIF).

As the grandson of two Marines and a Women's Army Corps Soldier, it is an incredible honor and privilege to be tasked with solving the logistical challenges that Marines, soldiers, sailors and airmen face while operating in austere environments. The hard work we do today to solve these vexing problems will pay dividends for generations to come.

Please contact us at info@windlift.com if you think Windlift APGs can help solve your offgrid energy challenges.

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## Experience

**Windlift**
Founder and CEO
April 2006 - Present (19 years 3 months)
Durham, North Carolina, United States

Windlift uses machine intelligence, advanced composite design, and next generation power electronics to build airborne power generators.

Center for Sustainable Enterprise
BASE Corporate Member
2008 - 2009 (1 year)

Wisconsin Department of Agriculture, Trade, and Consumer Protection
Economic Development Consultant
May 2006 - September 2006 (5 months)

-Consulted with the Governor's Consortium on Bio-based Industry
-Represented Wisconsin at the World Congress on Industrial Biotechnology and Bioprocessing

University of Wisconsin-Madison
Lab Manager / Research Specialist
2000 - 2005 (5 years)

Electroneurophysiology, computational genomics, electromagnetophoretic DNA manipulation, scientific equipment design and manufacturing, supervised graduate and undergraduate students

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# Education

University of Wisconsin-Madison
MBA, Strategic Management in Life and Engineering Sciences · (2005 - 2007)

University of Wisconsin-Madison
BS, Genetics · (1997 - 2000)

The Blake School
High School, Hockey · (1987 - 1991)